ARDEN SAGE MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.L.C.
375 Park Avenue
32nd Floor
New York, New York 10152

April 24, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: James E. O'Connor, Esq.

Re:    Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C.
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2
File Nos.: 333-177524 and 811-22225

Dear Mr. O'Connor:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 be accelerated so that it will be declared effective on April 24, 2012 or as soon as practicable thereafter.

Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131, as soon as possible as to the time the Pre-Effective Amendment No. 1 to the Registration Statement has been declared effective pursuant to this acceleration request.

ARDEN SAGE MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.L.C.

By:	/s/ Craig Krawiec
	Name:	Craig Krawiec
	Title:	Principal Manager

ARDEN SECURITIES LLC

By:	/s/ Mark Fairbanks
	Name:	Mark Fairbanks
	Title:	President